Exhibit 99.5

DIRECTORS’ INTERESTS IN THE ORDINARY SHARES OF CABLE AND WIRELESS PLC

Cable and Wireless plc advises that on 17 August 2004, the Cable & Wireless Employee Share Ownership Trust (“the Trust”) awarded the following matching shares under the Deferred Short Term Incentive Plan (“the Plan”) to the Directors set out below. This follows the purchase of purchased shares under the Plan on 25 June 2004:-

Director	Number of Matching Shares Awarded	Number of Purchased Ordinary Shares (purchased on 25 June 2004)

Francesco Caio	80,182	40,091

Rob Rowley	115,104	57,552

Kevin Loosemore	85,186	42,593

Charles Herlinger	57,944	28,972

Lord Robertson of Port Ellen	5,792	2,896

Under the rules of the Plan, awarded matching Shares will only vest subject to satisfaction of performance conditions based on the Total Shareholder Return (“TSR”) performance of the Company measured against the constituents of the FTSE Global Telecoms Sector Index over the three year period commencing 25 June 2004. The matching shares are based on one matching share for two purchased shares for median TSR performance, rising to two matching shares for one purchased share for performance at upper quartile or above. No matching shares are awarded for below median performance. A dividend award supplement also operates on the Plan. Dividends that would have been paid on purchased shares and the actual award of matching shares during the performance period are re-invested in additional shares.

The Company and the Directors were advised of this information on 17 August 2004.